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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amended Form N-8A

                  ADOPTION OF AND AMENDMENT TO NOTIFICATION OF
                                  REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                    Investment Company Act File No. 811-4419

The undersigned, a Delaware statutory trust, hereby notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of AEGON/Transamerica Series Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name of Registrant:        AEGON/Transamerica Series Trust
                           (a Delaware statutory trust, as successor to AEGON/Transamerica Series Fund, Inc., a Maryland corporation)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                           570 Carillon Parkway
                           St. Petersburg, FL  33716

Telephone Number (including area code):

                           (727) 299-1800

Name and address of agent for service of process:

                           John K. Carter, Esq.
                           570 Carillon Parkway
                           St. Petersburg, FL  33716

Check Appropriate Box:

                           Registrant is filing an Amendment to its Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

                           Yes [ ]           No [x](1)

Item 1.                    Exact name of Registrant:
                                    AEGON/Transamerica Series Trust

Item 2.                    State and Date of Organization:
                                    Delaware, April 21, 2005

Item 3.                    Form of Organization:
                                    Delaware statutory trust


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Item 4.                    Classification of Registrant:
                                    management company

Item 5(a).                 Registrant is an open-end company.

Item 5(b).                 Registrant is a diversified investment company.

Item 6.                    Name and address of Investment Adviser of Registrant:

                           Transamerica Fund Advisors, Inc.,
                           a Florida profit corporation
                           570 Carillon Parkway
                           St. Petersburg, FL  33716

Item 7.                    Trustees and Officers of the Registrant:

                   Brian C. Scott                 Trustee, President & CEO

                   John K. Carter                 Senior Vice
                                                  President, General Counsel,
                                                  Secretary & Chief Compliance
                                                  Officer

                   Kim D. Day                     Senior Vice President,
                                                  Treasurer & Chief Financial
                                                  Officer

                   Peter R. Brown                 Chairman, Trustee

                   Thomas P. O'Neill              Trustee

                   Charles C. Harris              Trustee

                   Russell A. Kimball, Jr.        Trustee

                   William W. Short, Jr.          Trustee

                   Daniel Calabria                Trustee

                   Janice B. Case                 Trustee

                   Leo J. Hill                    Trustee

                   John W. Waechter               Trustee

                           The address for each of the trustees and officers of the Registrant:

                           570 Carillon Parkway
                           St. Petersburg, FL  33716

Item 8.                    Not Applicable.

Item 9(a).                 No.

Item 9(b).                 Not Applicable.

Item 9(c). Yes. The Registrant, AEGON/Transamerica Series Trust, a Delaware statutory trust, proposes to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization of AEGON/Transamerica Series Fund, Inc.


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                           (which is currently a registered investment company
                           engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on April 29, 2005. In this reorganization, the Registrant will receive all of the assets and liabilities of AEGON/Transamerica Series Fund, Inc. in exchange for shares of the Registrant.

Item 9(d).                 No.

Item 9(e).                 Not Applicable.

Item 10.                   Current value of Registrant's total assets:
                           None

Item 11.                   No.

Item 12.                   None.


                                   Signatures

         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of St. Petersburg, and the State of Florida on the 22nd day of April, 2005.

                                    AEGON/Transamerica Series Trust



                                    By     /s/ John K. Carter
                                           -------------------------------------
                                           John K. Carter, Senior Vice President


Attest:  /s/ Catherine J. Taulbee
         -----------------------------------------
         Catherine J. Taulbee, Assistant Secretary

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(1)      On April 22, 2005, AEGON/Transamerica Series Trust filed Post-Effective
         Amendment No. 63 to the registration statement on Form N-1A of AEGON/Transamerica Series Fund, Inc. in connection with the reorganization of AEGON/Transamerica Series Trust, a Delaware statutory trust and AEGON/Transamerica Series Fund, Inc. a Maryland corporation. By and in Post-Effective Amendment No. 63, which was filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "1933 Act"), to become effective on May 1, 2005,
         AEGON/Transamerica Series Trust, a Delaware statutory trust, as successor, adopted the registration statement on Form N-1A of AEGON/Transamerica Series Fund, Inc. as its own registration statement pursuant to Rule 414 under the 1933 Act.